March 7, 2025

Richard Steinmeier
Chief Executive Officer
LPL Financial Holdings Inc.
4707 Executive Drive
San Diego, CA 92121

       Re: LPL Financial Holdings Inc.
           Registration Statement on Form S-3
           Filed March 3, 2025
           File No. 333-285503
Dear Richard Steinmeier:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Tom Fraser